中信泰富有限公司

BY COURIER

Exemption No. 82-5232

CITIC PACIFIC

06010526

SEC MAIL RECEIVED PROCESSING JAN 26 2006 WASH. D.C. 213 SECTION

SUPPL

Date : 25th January, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since December 23, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
FEB 01 2006

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

dlw 1/30

Encl.
AT/wy/LTR-2573

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since December 23, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement of the resolutions passed by the shareholders of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) to approve the proposal on the utilization of surplus reserve and capital reserve to set off losses *(only available in Chinese)*
   Date : December 30, 2005
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : First reminder to the shareholders of Daye regarding the shareholders' meeting to be held on January 12, 2006 for considering the proposal of converting non freely transferable shares of Daye into freely transferable shares of Daye ("Daye Share Reform Plan") *(only available in Chinese)*
   Date : January 4, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Monthly Return on Movement of Listed Equity Securities
   Date : January 6, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Announcement on the fulfillment of the undertakings in respect of the Daye Share Reform Plan *(only available in Chinese)*
   Date : January 9, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Second reminder to the shareholders of Daye regarding the shareholders' meeting to be held on January 12, 2006 for considering the Daye Share Reform Plan *(only available in Chinese)*
   Date : January 10, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Announcement of the resolutions passed by the shareholders of Daye to approve the Daye Share Reform Plan *(only available in Chinese)*
   Date : January 12, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Return of Allotments
   Date : January 12, 2006
   Entity Requiring Item : Hong Kong Companies Registry

8. Document : Press Announcement regarding :-
   - Discloseable Transaction – Establishment of Joint Ventures in relation to the Shanghai Shipyard Land Development Project
   - Connected and Discloseable Transaction – Disposal of Entire 50% Interest in Festival Walk

   Date : January 20, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Announcement of resolutions passed by the directors of Daye regarding the proposal for the change of directors, subject to shareholders' approval *(only available in Chinese)*
   Date : January 24, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

10. Document : Announcement of the resolutions passed by the supervisory committee of Daye regarding the proposal for the change of supervisor, subject to shareholders' approval *(only available in Chinese)*
    Date : January 24, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

11. Document : Notice for convening a shareholders' meeting of Daye to approve the change of directors and supervisor *(only available in Chinese)*
    Date : January 24, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

12. Document : Warning announcement on Daye's profits *(only available in Chinese)*
    Date : January 24, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

13. Document : Announcement of the commencement of implementation of the Daye Share Reform Plan *(only available in Chinese)*
    Date : January 24, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於 **2005** 年 **12** 月 **30** 日臨時股東大會決議的公告，通過＜用盈餘公積和資本公積彌補虧損的預案＞。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　　证券简称：大冶特钢　　　　公告编号：2005-034

大冶特殊钢股份有限公司
2005 年第三次临时股东大会决议公告

本公司及董事会全体成员保证信息披露的内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、重要提示

本次会议召开期间没有增加、否决、变更提案。

二、会议召开的情况

1、召开时间：2005 年 12 月 30 日上午 9 时至上午 10 时

2、召开地点：公司二会议室

3、召开方式：现场投票

4、召集人：公司董事会

5、主持人：公司董事长曾重清

6、会议的召开符合《公司法》、《股票上市规则》及《公司章程》的规定。

三、会议的出席情况

1、出席的总体情况：

股东（股东代理人）共 8 人，代表股份 261,273,608 股，占公司有表决权总股份的 58.14%。

2、社会公众股股东出席情况：

社会公众股股东（股东代理人）6 人，代表股份 35,128 股，占公司社会公众股股东表决权股份总数的 0.02%。

3、外资股股东出席情况：

外资股股东（股东代理人）1 人，代表股份 126,618,480 股，占公司外资股股东表决权股份总数的 100%。

4、其他人员出席情况：

公司董事、监事、高级管理人员，见证律师。

四、提案审议和表决情况

出席本次股东大会的股东及股东代理人对会议议案进行了审议，经过表决，通过了《关于用盈余公积和资本公积弥补亏损的预案》；

公司经审计的 2004 年年度报告，对公司 2003 年度、2002 年度及以前年度重大会计差错更正后，截止 2004 年 12 月 31 日，公司累计亏损 722,846,649 元。公司采取了一系列措施，使经营、财务状况得到改善。经普华永道中天会计师事务所有限公司对截止 2005 年 10 月 31 日 10 个月期间的财务资料的审计，截止 2005 年 10 月 31 日，公司累计亏损为 663,579,923 元。公司拟用任意盈余公积 6,640,834 元、法定盈余公积 48,210,150 元和资本公积中的部分股本溢价 608,728,939 元按顺序依次弥补亏损。本次弥补累计亏损完成后，公司累计亏损为 0 元，任意盈余公积为 0 元，法定盈余公积为 0 元，资本公积为 448,520,469 元。

1、总的表决情况：同意 261,273,608 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

其中，社会公众股股东表决情况：同意 35,128 股，占出席会议社会公众股股东所持表决权的 100%；反对、弃权均为 0 股；

外资股股东表决情况：同意 126,618,480 股，占出席会议外资股

股东所持表决权的 100%；反对、弃权均为 0 股。

2、表决结果：通过。

五、律师出具的法律意见

1、律师事务所名称：湖北得伟君尚律师事务所

2、律师姓名：邹明春

3、结论性意见：认为公司本次股东大会的召集、召开程序、大会议案、出席会议人员的资格及大会表决程序符合法律、法规、规章、规则及《公司章程》有关规定，会议通过的决议合法、有效。

六、备查文件

1、大冶特殊钢股份有限公司 2005 年第三次临时股东大会的通知、决议、公告。

2、湖北得伟君尚律师事务所关于本次股东大会的法律意见书。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2005 年 12 月 30 日

****

完

香港， 二零零五年十二月三十日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證劵交易所網頁關於召開股權分置改革相關股東大會的第一次提示性公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2006-001

大冶特殊钢股份有限公司
关于召开股权分置改革相关股东会议的
第一次提示性公告

本公司及其董事会全体成员保证信息披露内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

公司于 2005 年 11 月 24 日在《中国证券报》、《证券时报》、《上海证券报》及巨潮资讯网上刊登了《大冶特殊钢股份有限公司关于召开股权分置改革相关股东会议的通知》，根据《上市公司股权分置改革管理办法》和《上市公司股权分置改革业务操作指引》的要求，现发布第一次提示性公告。

公司董事会受非流通股东湖北新冶钢有限公司、中信泰富（中国）投资有限公司的委托，就其提出的股权分置改革方案提交相关股东会

议审议。现将本次会议的有关事项通知如下：

一、会议的基本情况

（一）相关股东会议的召开时间

1、现场会议召开时间为：2006年1月12日14：00

2、网络投票时间：2006年1月10日—2006年1月12日

其中：通过深圳证券交易所交易系统进行网络投票的具体时间为每个交易日的9：30—11：30、13：00—15：00，即2006年1月10日—1月12日的股票交易时间。

通过深圳证券交易所互联网投票系统进行网络投票的具体时间为2006年1月10日的9：30—1月12日的15：00。

（二）股权登记日：2006年1月3日

（三）现场会议召开地点：本公司会议室

（四）会议召集人：公司董事会

（五）会议方式：本次会议采取现场投票、网络投票与征集投票权相结合的方式。公司将通过深圳证券交易系统和互联网投票系统向流通股股东提供网络形式的投票平台，流通股股东可以在上述网络投票时间内通过深圳证券交易所的交易系统或互联网投票系统行使表决权。

（六）参加相关股东会议的方式：公司股东只能选择现场投票、征集投票或网络投票中的一种表决方式。

（七）提示公告：相关股东会议召开前，公司将于2006年1月4日、1月10日发布2次召开相关股东会议的提示公告。

（八）会议出席对象

1、截止2006年1月3日下午交易结束后在中国证券登记结算有限责任公司深圳分公司登记在册的本公司全体股东。该等股东均有权参加现场会议或在网络投票时间内参加网络投票；不能亲自出席现场会议的股东可授权他人代为出席，被授权人不必是本公司股东；

2、公司董事、监事、高级管理人员；

3、公司聘请的见证律师、保荐机构代表人及董事会邀请的人员。

（九）公司股票停牌、复牌事宜

1、公司董事会申请公司股票于2005年11月24日起停牌，最晚

于2005年12月5日复牌。此段时期为与股东沟通时期。

2、公司董事会将在2005年12月3日（含本日）之前公告非流通股股东与流通股股东沟通协商的情况，协商确定的改革方案，并申请公司股票于公告后下一交易日复牌。

3、如果公司董事会未能在2005年12月3日（含本日）之前公告协商确定的改革方案，公司将刊登公告宣布取消本次相关股东会议，并申请公司股票于公告后下一交易日复牌。

4、公司董事会将申请自相关股东会议股权登记日的次一交易日起至改革规定程序结束之日公司股票停牌。

二、会议审议事项

本次相关股东会议审议事项为《大冶特殊钢股份有限公司股权分置改革方案》。

根据有关规定，本次会议采用现场投票、网络投票和征集投票相结合的表决方式，流通股股东可在网络投票时间内通过深圳证券交易所交易系统或互联网投票系统对上述审议事项进行投票表决。流通股股东网络投票的具体程序见本通知第六部分的内容。流通股股东征集投票权的具体内容见公司董事会投票委托征集函。

三、流通股股东具有的权利和主张权利的时间、条件和方式

（一）流通股股东具有的权利

流通股股东依法享有出席相关股东会议的权利，并享有知情权、发言权、质询权和表决权。根据中国证监会的相关规定，公司股权分置改革方案需要类别表决通过，即除须经参加本次相关股东会议股东所持表决权的三分之二以上同意外，还须经参加相关股东会议流通股股东所持表决权的三分之二以上同意。

（二）流通股股东主张权利的时间、条件和方式

根据《上市公司股权分置改革管理办法》的规定，本次相关股东会议采用现场投票、网络投票和征集投票权相结合的表决方式，流通股股东可在网络投票时间内通过深圳证券交易所交易系统或互联网投票系统对相关股东会议的审议事项进行投票表决。流通股股东网络投票的具体程序见本通知第六部分内容。

根据《上市公司股权分置改革管理办法》的规定，本公司董事会

作为征集人向公司流通股股东征集对本次相关股东会议审议事项即《大冶特殊钢股份有限公司股权分置改革方案》的投票权。有关征集投票权的时间、方式、程序等具体内容见2005年11月24日在《中国证券报》、《证券时报》、《上海证券报》及巨潮资讯网上公告的《公司董事会关于股权分置改革投票委托征集函》。

公司股东应严肃行使表决权，在投票表决时，同一股份只能选择现场投票、网络投票或征集投票中的一种表决方式，不能重复投票。如果出现重复投票，按以下规则处理：

1、如果同一股份通过现场、网络或征集投票重复投票，以现场投票为准；

2、如果同一股份通过网络或征集投票重复投票，以征集投票为准；

3、如果同一股份多次征集重复投票，以最后一次征集投票为准；

4、如果同一股份通过网络多次重复投票，以第一次网络投票为准；

5、如果同一股份既通过互联网投票又通过交易系统投票的，以互联网投票为准。

（三）流通股股东参加投票表决的重要性

1、有利于保护自身利益不受侵犯；

2、充分表达意愿，行使股东权利；

3、如公司股权分置改革方案获相关股东会议通过，则表决结果对未参与相关股东会议投票表决或虽参与相关股东会议表决但投反对票或弃权票的股东仍然有效。

四、公司董事会组织非流通股股东与流通股股东沟通协商的安排

（一）公司公布的查询和沟通渠道如下：

1、热线电话：0714-6293836、6296210、6296211

2、传　　真：0714-6296570

3、电子信箱：dytg0708@163.com

4、公司网站：http：//www.dayesteel.com.cn

5、深圳证券交易所网站：http：//www.szse..cn

（二）公司将通过发放征求意见函、网上路演、走访机构投资者

等方式与流通股股东进行充分沟通和协商，具体时间另行通知。

五、相关股东会议现场会议的登记方法

（一）登记手续：

1、符合上述条件的法人股东的法定代表人持加盖单位公章的法人营业执照复印件、法人股东帐户及本人身份证到公司登记；委托代理人应持加盖单位公章的法人营业执照复印件、法定代表人出具的授权委托书、法人股东帐户及本人身份证到公司登记；

2、个人股东须持股东帐户及本人身份证到公司登记，委托代理人须持授权委托书、身份证和委托人股东帐户到公司登记。异地股东可采用信函或传真的方式登记。

（二）登记时间：2006 年 1 月 9 日至 1 月 11 日 9：00—12：00；13：00—17：00。

（三）登记地点：湖北省黄石市黄石大道 316 号大冶特殊钢股份有限公司董事会秘书室。

六、参与网络投票的股东身份认证与投票程序

在本次相关股东会议上，公司将向流通股股东提供网络投票平台，流通股股东可以通过深交所交易系统或互联网投票系统（http：//wltp.cninfo.com.cn）参加网络投票。

（一）采用交易系统投票的程序

1、相关股东会议通过交易系统进行网络投票的时间为 2006 年 1 月 10 日—1 月 12 日每日的 9：30—11：30、13：00—15：00，投票程序比照深圳证券交易所新股申购业务操作。

2、相关股东会议投票代码：360708；投票简称为：冶钢投票

3、股东投票的具体程序：

⑴买卖方向为买入投票

⑵在“委托价格”项下填报股东会议议案序号，1.00 元代表本议案，以 1.00 元的价格予以申报。如下表：

议　　　　　　　　案	申报价格
《大冶特殊钢股份有限公司股权分置改革方案》	1.00 元

⑶在“委托股数”项下填报表决意见，1 股代表同意，2 股代表反对，3 股代表弃权。

4、投票举例

⑴股权登记日持有“大冶特钢”股票的投资者，对公司股权分置改革方案投同意票的，其申报如下

投票代码	买卖方向	申报价格	申报股数
360708	买入	1.00 元	1 股

⑵如某投资者对公司股权分置改革方案投反对票，只要将申报股数改为 2 股，其他申报内容相同。

投票代码	买卖方向	申报价格	申报股数
360708	买入	1.00 元	2 股

5、投票注意事项

⑴对同一议案不能多次进行申报，多次申报的，以第一次申报为准。

⑵对不符合上述要求的申报将作为无效申报，不纳入表决统计。

（二）采用互联网投票的身份认证与投票程序

1、股东获取身份认证的具体流程

按照《深圳证券交易所投资者网络服务身份认证业务实施细则》的规定，股东可以采用服务密码或数字证书的方式进行身份认证。申请服务密码的，请登陆网址：http：//www.szse.cn 或 http：//wltp.cninfo.com.cn 的密码服务专区注册，填写相关信息并设置服务密码，该服务密码需要通过交易系统激活成功半日后方可使用。申请数字证书的，可向深圳证券信息公司或其委托的代理发证机构申请。

2、股东根据获取的服务密码或数字证书可登陆网址 http：//wltp.cninfo.com.cn 的互联网投票系统进行投票。

3、投资者进行投票的时间

本次相关股东会议通过深圳证券交易所互联网投票系统投票的开始时间为 2006 年 1 月 10 日 9：30，网络投票结束时间为 2006 年 1 月 12 日的 15：00。

4、投票注意事项

⑴不能多次进行表决申报，多次申报的，以第一次申报为准；

⑵对不符合上述要求的申报，将作为无效申报，不纳入表决统计。

七、公司董事会征集投票权方案

公司董事会向公司流通股股东征集对相关股东会议审议事项即《公司股权分置改革方案》的投票权。

（一）征集对象：截止 2006 年 1 月 3 日 15：00 收市后，在中国证券登记结算有限责任公司深圳分公司登记在册的公司全体流通股股东。

（二）征集时间：2006 年 1 月 4 日至 2006 年 1 月 8 日 9：00—17：00。

（三）征集方式：本次征集投票权为征集人无偿自愿征集，征集人采用公开方式，在中国证监会指定的报刊和网站上发布公告进行投票权征集行动。

（四）征集程序和步骤：

请祥见公司于 2005 年 11 月 24 日公告的《公司董事会关于股权分置改革投票委托征集函》。

八、其他事项

（一）相关股东会议的现场会议会期半天，出席现场会议的股东食宿、交通费用自理；

（二）网络投票期间，如投票系统遇突发重大事件的影响，则相关股东会议的进程按当日通知进行。

（三）联系方式

1、联系人：王平国　彭百条

2、地　址：湖北省黄石市黄石大道 316 号

3、单　位：大冶特殊钢股份有限公司董事会秘书室

4、邮政编码：435001

5、电　话：0714—6293836

6、传　真：0714—6296570

特此公告。

大冶特殊钢股份有限公司
董　　事　　会
2006 年 1 月 4 日

附件：

大冶特殊钢股份有限公司
相关股东会议授权委托书

兹全权委托　　　　　先生（女士）代表本人（本单位）出席大冶特殊钢股份有限公司股权分置改革相关股东会议，并按照下列指示行使对会议议案的表决权。

决　　议　　案	表 决 意 向		
	同意	反对	弃权
大冶特殊钢股份有限公司股权分置改革方案			

委托人对受托人的授权指示以在“同意”、“反对”、“弃权”下面的方框中打“√”为准，对同一项决议案，不得有多项授权指示。如果委托人对有关决议案的表决未作具体指示或者对同一项决议案有多项授权指示的，则受托人可自行酌情决定对上述决议案或有多项授权指示的决议案的投票表决。

本授权委托的有效期：自本授权委托书签署之日至本次相关股东会议结束。

委托人签名：（法人股东须法定代表人签字并加盖法人公章）

委托人身份证号：
委托人股东帐户：
委托人持股数：
受托人签名：
受托人身份证号：

委托日期：　　　　年　月　日

（本授权委托书的剪报、复印件或按以上格式自制均有效）

****

完

香港， 二零零六年一月四日

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st December, 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 6th January, 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

3. ✓ Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,192,820,160	--	---
Increase/~~(Decrease)~~ during the month	100,000	--	---
Balance at close of the month :	2,192,920,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	8,900,000	--	--	--	8,900,000	Nil
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90	11,070,000	--	100,000	--	10,970,000	100,000
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ______ 2.______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:					100,000

Authorised Signatory:

Remarks : ________________

Name : Alice Tso Mun Wai

Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於在推進公司股權分置改革中落實相關承諾的公告。
大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2005-002

关于在推进公司股权分置改革中落实相关承诺的公告

本公司及其董事会全体成员保证信息披露内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

为了保证公司股权分置改革的顺利推进，根据《大冶特殊钢股份有限公司股权分置改革说明书》的规定，应于在公司股权分置改革相关股东会议的股权登记日（2006 年 1 月 3 日）之前履行的承诺，落实情况如下：

1、湖北新冶钢有限公司已在本次股权分置改革相关股东会议的股权登记日之前，在证券监管部门指定的银行帐户内存入全部履行承

诺义务所需资金的 20%，即 126,950,400 元的资金作为保证金，并申请冻结至认沽权利有效期届满之日后。

2、湖北新冶钢有限公司已在本次股权分置改革相关股东会议的股权登记日之前，获得经深圳证券交易所认可的银行对湖北新冶钢有限公司全部履行承诺义务所需资金的 80%的不可撤销的连带责任担保。

3、冶钢集团 170 无缝钢管有限公司和冶钢集团无缝钢管有限公司合计欠公司 1.8 亿元的款项已全部收回。

特此公告。

大冶特殊钢股份有限公司
董　事　会
2006 年 1 月 9 日

****

完

香港，二零零六年一月九日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於召開股權分置改革相關股東會議的第二次提示性公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2006-003

大冶特殊钢股份有限公司
关于召开股权分置改革相关股东会议的
第二次提示性公告

本公司及其董事会全体成员保证信息披露内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

公司于 2005 年 11 月 24 日在《中国证券报》、《证券时报》、《上海证券报》及巨潮资讯网上刊登了《大冶特殊钢股份有限公司关于召开股权分置改革相关股东会议的通知》，根据《上市公司股权分置改革管理办法》和《上市公司股权分置改革业务操作指引》的要求，公司已于 2006 年 1 月 4 日刊登了公司关于召开股权分置改革相关股东会议的第一次提示性公告，现发布第二次提示性公告。

公司董事会受非流通股东湖北新冶钢有限公司、中信泰富（中国）投资有限公司的委托，就其提出的股权分置改革方案提交相关股东会

议审议。现将本次会议的有关事项通知如下：

一、会议的基本情况

（一）相关股东会议的召开时间

1、现场会议召开时间为：2006 年 1 月 12 日 14：00

2、网络投票时间：2006 年 1 月 10 日—2006 年 1 月 12 日

其中：通过深圳证券交易所交易系统进行网络投票的具体时间为每个交易日的 9：30—11：30、13：00—15：00，即 2006 年 1 月 10 日—1 月 12 日的股票交易时间。

通过深圳证券交易所互联网投票系统进行网络投票的具体时间为 2006 年 1 月 10 日的 9：30—1 月 12 日的 15：00。

（二）股权登记日：2006 年 1 月 3 日

（三）现场会议召开地点：本公司会议室

（四）会议召集人：公司董事会

（五）会议方式：本次会议采取现场投票、网络投票与征集投票权相结合的方式。公司将通过深圳证券交易系统和互联网投票系统向流通股股东提供网络形式的投票平台，流通股股东可以在上述网络投票时间内通过深圳证券交易所的交易系统或互联网投票系统行使表决权。

（六）参加相关股东会议的方式：公司股东只能选择现场投票、征集投票或网络投票中的一种表决方式。

（七）提示公告：相关股东会议召开前，公司将于 2006 年 1 月 4 日、1 月 10 日发布 2 次召开相关股东会议的提示公告。

（八）会议出席对象

1、截止 2006 年 1 月 3 日下午交易结束后在中国证券登记结算有限责任公司深圳分公司登记在册的本公司全体股东。该等股东均有权参加现场会议或在网络投票时间内参加网络投票；不能亲自出席现场会议的股东可授权他人代为出席，被授权人不必是本公司股东；

2、公司董事、监事、高级管理人员；

3、公司聘请的见证律师、保荐机构代表人及董事会邀请的人员。

（九）公司股票停牌、复牌事宜

1、公司董事会申请公司股票于 2005 年 11 月 24 日起停牌，最晚

于2005年12月5日复牌。此段时期为与股东沟通时期。

2、公司董事会将在2005年12月3日（含本日）之前公告非流通股股东与流通股股东沟通协商的情况，协商确定的改革方案，并申请公司股票于公告后下一交易日复牌。

3、如果公司董事会未能在2005年12月3日（含本日）之前公告协商确定的改革方案，公司将刊登公告宣布取消本次相关股东会议，并申请公司股票于公告后下一交易日复牌。

4、公司董事会将申请自相关股东会议股权登记日的次一交易日起至改革规定程序结束之日公司股票停牌。

二、会议审议事项

本次相关股东会议审议事项为《大冶特殊钢股份有限公司股权分置改革方案》。

根据有关规定，本次会议采用现场投票、网络投票和征集投票相结合的表决方式，流通股股东可在网络投票时间内通过深圳证券交易所交易系统或互联网投票系统对上述审议事项进行投票表决。流通股股东网络投票的具体程序见本通知第六部分的内容。流通股股东征集投票权的具体内容见公司董事会投票委托征集函。

三、流通股股东具有的权利和主张权利的时间、条件和方式

（一）流通股股东具有的权利

流通股股东依法享有出席相关股东会议的权利，并享有知情权、发言权、质询权和表决权。根据中国证监会的相关规定，公司股权分置改革方案需要类别表决通过，即除须经参加本次相关股东会议股东所持表决权的三分之二以上同意外，还须经参加相关股东会议流通股股东所持表决权的三分之二以上同意。

（二）流通股股东主张权利的时间、条件和方式

根据《上市公司股权分置改革管理办法》的规定，本次相关股东会议采用现场投票、网络投票和征集投票权相结合的表决方式，流通股股东可在网络投票时间内通过深圳证券交易所交易系统或互联网投票系统对相关股东会议的审议事项进行投票表决。流通股股东网络投票的具体程序见本通知第六部分内容。

根据《上市公司股权分置改革管理办法》的规定，本公司董事会

作为征集人向公司流通股股东征集对本次相关股东会议审议事项即《大冶特殊钢股份有限公司股权分置改革方案》的投票权。有关征集投票权的时间、方式、程序等具体内容见《中国证券报》、《证券时报》、《上海证券报》及巨潮资讯网上于2005年11月24日公告的《公司董事会关于股权分置改革投票委托征集函》。

公司股东应严肃行使表决权，在投票表决时，同一股份只能选择现场投票、网络投票或征集投票中的一种表决方式，不能重复投票。如果出现重复投票，按以下规则处理：

1、如果同一股份通过现场、网络或征集投票重复投票，以现场投票为准；

2、如果同一股份通过网络或征集投票重复投票，以征集投票为准；

3、如果同一股份多次征集重复投票，以最后一次征集投票为准；

4、如果同一股份通过网络多次重复投票，以第一次网络投票为准；

5、如果同一股份既通过互联网投票又通过交易系统投票的，以互联网投票为准。

（三）流通股股东参加投票表决的重要性

1、有利于保护自身利益不受侵犯；

2、充分表达意愿，行使股东权利；

3、如公司股权分置改革方案获相关股东会议通过，则表决结果对未参与相关股东会议投票表决或虽参与相关股东会议表决但投反对票或弃权票的股东仍然有效。

四、公司董事会组织非流通股股东与流通股股东沟通协商的安排

（一）公司公布的查询和沟通渠道如下：

1、热线电话：0714-6293836、6296210、6296211

2、传　　真：0714-6296570

3、电子信箱：dytg0708@163.com

4、公司网站：http：//www.dayesteel.com.cn

5、深圳证券交易所网站：http：//www.szse..cn

（二）公司将通过发放征求意见函、网上路演、走访机构投资者

等方式与流通股股东进行充分沟通和协商，具体时间另行通知。

五、相关股东会议现场会议的登记方法

（一）登记手续：

1、符合上述条件的法人股东的法定代表人持加盖单位公章的法人营业执照复印件、法人股东帐户及本人身份证到公司登记；委托代理人应持加盖单位公章的法人营业执照复印件、法定代表人出具的授权委托书、法人股东帐户及本人身份证到公司登记；

2、个人股东须持股东帐户及本人身份证到公司登记，委托代理人须持授权委托书、身份证和委托人股东帐户到公司登记。异地股东可采用信函或传真的方式登记。

（二）登记时间：2006 年 1 月 9 日至 1 月 11 日 9：00—12：00；13：00—17：00。

（三）登记地点：湖北省黄石市黄石大道 316 号大冶特殊钢股份有限公司董事会秘书室。

六、参与网络投票的股东身份认证与投票程序

在本次相关股东会议上，公司将向流通股股东提供网络投票平台，流通股股东可以通过深交所交易系统或互联网投票系统（http://wltp.cninfo.com.cn）参加网络投票。

（一）采用交易系统投票的程序

1、相关股东会议通过交易系统进行网络投票的时间为 2006 年 1 月 10 日—1 月 12 日每日的 9：30—11：30、13：00—15：00，投票程序比照深圳证券交易所新股申购业务操作。

2、相关股东会议投票代码：360708；投票简称为：冶钢投票

3、股东投票的具体程序：

⑴买卖方向为买入投票

⑵在“委托价格”项下填报股东会议议案序号，1.00 元代表本议案，以 1.00 元的价格予以申报。如下表：

议　　　　案	申报价格
《大冶特殊钢股份有限公司股权分置改革方案》	1.00 元

⑶在“委托股数”项下填报表决意见，1 股代表同意，2 股代表反对，3 股代表弃权。

4、投票举例

⑴股权登记日持有“大冶特钢”股票的投资者，对公司股权分置改革方案投同意票的，其申报如下

投票代码	买卖方向	申报价格	申报股数
360708	买入	1.00 元	1 股

⑵如某投资者对公司股权分置改革方案投反对票，只要将申报股数改为 2 股，其他申报内容相同。

投票代码	买卖方向	申报价格	申报股数
360708	买入	1.00 元	2 股

5、投票注意事项

⑴对同一议案不能多次进行申报，多次申报的，以第一次申报为准。

⑵对不符合上述要求的申报将作为无效申报，不纳入表决统计。

（二）采用互联网投票的身份认证与投票程序

1、股东获取身份认证的具体流程

按照《深圳证券交易所投资者网络服务身份认证业务实施细则》的规定，股东可以采用服务密码或数字证书的方式进行身份认证。申请服务密码的，请登陆网址：http：//www.szse.cn 或 http：//wltp.cninfo.com.cn 的密码服务专区注册，填写相关信息并设置服务密码，该服务密码需要通过交易系统激活成功半日后方可使用。申请数字证书的，可向深圳证券信息公司或其委托的代理发证机构申请。

2、股东根据获取的服务密码或数字证书可登陆网址 http：//wltp.cninfo.com.cn 的互联网投票系统进行投票。

3、投资者进行投票的时间

本次相关股东会议通过深圳证券交易所互联网投票系统投票的开始时间为 2006 年 1 月 10 日 9：30，网络投票结束时间为 2006 年 1 月 12 日的 15：00。

4、投票注意事项

⑴不能多次进行表决申报，多次申报的，以第一次申报为准；

⑵对不符合上述要求的申报，将作为无效申报，不纳入表决统计。

七、公司董事会征集投票权方案

公司董事会向公司流通股股东征集对相关股东会议审议事项即《公司股权分置改革方案》的投票权。

（一）征集对象：截止 2006 年 1 月 3 日 15：00 收市后，在中国证券登记结算有限责任公司深圳分公司登记在册的公司全体流通股股东。

（二）征集时间：2006 年 1 月 4 日至 2006 年 1 月 8 日 9：00—17：00。

（三）征集方式：本次征集投票权为征集人无偿自愿征集，征集人采用公开方式，在中国证监会指定的报刊和网站上发布公告进行投票权征集行动。

（四）征集程序和步骤：

请祥见公司于 2005 年 11 月 24 日公告的《公司董事会关于股权分置改革投票委托征集函》。

八、其他事项

（一）相关股东会议的现场会议会期半天，出席现场会议的股东食宿、交通费用自理；

（二）网络投票期间，如投票系统遇突发重大事件的影响，则相关股东会议的进程按当日通知进行。

（三）联系方式

1、联系人：王平国　彭百条

2、地　址：湖北省黄石市黄石大道 316 号

3、单　位：大冶特殊钢股份有限公司董事会秘书室

4、邮政编码：435001

5、电　话：0714—6293836

6、传　真：0714—6296570

特此公告。

大冶特殊钢股份有限公司
董　　事　　会
2006年1月10日

附件：

大冶特殊钢股份有限公司
相关股东会议授权委托书

兹全权委托　　　　　先生（女士）代表本人（本单位）出席大冶特殊钢股份有限公司股权分置改革相关股东会议，并按照下列指示行使对会议议案的表决权。

决　　议　　案	表 决 意 向		
	同意	反对	弃权
大冶特殊钢股份有限公司股权分置改革方案			

委托人对受托人的授权指示以在“同意”、“反对”、“弃权”下面的方框中打“√”为准，对同一项决议案，不得有多项授权指示。如果委托人对有关决议案的表决未作具体指示或者对同一项决议案有多项授权指示的，则受托人可自行酌情决定对上述决议案或有多项授权指示的决议案的投票表决。

本授权委托的有效期：自本授权委托书签署之日至本次相关股东

会议结束。

委托人签名：（法人股东须法定代表人签字并加盖法人公章）

委托人身份证号：
委托人股东帐户：
委托人持股数：
受托人签名：
受托人身份证号：

委托日期：　　　年　月　日

（本授权委托书的剪报、复印件或按以上格式自制均有效）

****

完

香港， 二零零六年一月十日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於股權分置改革相關股東會議表決結果的公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　股票简称：大冶特钢　　　公告编号：2006-004

大冶特殊钢股份有限公司
关于股权分置改革相关股东会议表决结果的公告

本公司及其董事会全体成员保证信息披露内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、重要提示

1、本次会议无新提案提交表决，亦无否决或修改提案的情况；

2、公司股权分置改革涉及的股权变更事宜需报相关部门审查。公司将及时履行信息披露义务，并于近期在《中国证券报》、《证券时报》、《上海证券报》及巨潮资讯网上刊登《大冶特殊钢股份有限公司股权分置改革方案实施公告》；

3、公司股票复牌时间安排详见《大冶特殊钢股份有限公司股权分置改革方案实施公告》。

二、会议召开的情况

1、会议召开时间

现场会议召开时间：2006年1月12日14：00

网络投票时间：2006年1月10日—1月12日

其中：通过深圳证券交易所交易系统进行网络投票的具体时间为2006年1月10日—1月12日的上午9：30—11：30、13：00—15：00；通过深圳证券交易所互联网投票系统进行网络投票的具体时间为2006年1月10日的9：30—1月12日的15：00期间的任意时间。

2、现场会议召开地点：公司会议室

3、会议召开方式：本次会议采取现场投票、网络投票与征集投票相结合的方式。

4、会议召集人：公司董事会

5、会议主持人：曾重清

6、本次会议的召开符合《公司法》、《股票上市规则》、《公司章程》等法律法规和规范性文件的规定。

三、会议的出席情况

1、出席的总体情况：

股东（股东代理人）1,636人，代表股份334,434,449股，占公司有表决权总股份数的74.42 %；

2、非流通股股东出席情况

非流通股股东（股东代理人）6人，代表股份274,918,480股，占公司非流通股股东有表决权股份总数的97.62 %，占公司有表决权总股份数的 61.17%；

3、流通股股东出席情况

流通股股东（股东代理人）1,630人，代表股份59,515,969股，占公司流通股股东表决权股份总数的 35.63%，占公司有表决权总股份数的13.24 %。

其中：现场出席相关股东会议的流通股股东 7 人，代表股份337,521 股，占公司流通股股东表决权股份总数的 0.20%；委托董事会投票的流通股股东398人，代表股份11,015,447股，占公司流通股股东表决权股份总数的6.59 %；通过网络投票的流通股股东1,225人，

代表股份 48,163,001 股，占公司流通股股东表决权股份总数的 28.83 %。

4、外资股股东出席情况

外资股股东（代理人)1 人，代表股份 126,618,480 股，占公司外资股股东表决权股份总数的 100%，占公司有表决权总股份数的 28.18%。

5、其他人员出席情况

公司董事、监事、高级管理人员，保荐机构代表人，见证律师。

四、提案审议和表决情况

本次股东会议以现场投票、网络投票、征集投票相结合的方式，经股东记名投票表决，审议通过了《大冶特殊钢股份有限公司股权分置改革方案》。方案全文见公司于 2005 年 12 月 3 日在巨潮资讯网（http：//www.cninfo.com.cn）上刊登的大冶特殊钢股份有限公司股权分置改革说明书（修订稿）。

参加本次股东会议投票表决的股东及股东代理人对会议议案进行了审议，表决结果如下：

1、全体股东表决情况

同意票 327,608,381 股，占参加会议投票表决所有股东所持表决权的 97.96%；反对票 5,617,138 股，占参加会议投票表决所有股东所持表决权的 1.68%；弃权票 1,208,930 股，占参加会议投票表决所有股东所持表决权的 0.36 %。

2、流通股股东表决情况

同意票 53,829,901 股，占参加会议投票表决流通股股东所持表决权的 90.45%；反对票 5,617,138 股，占参加会议投票表决流通股股东所持表决权的 9.44 %；弃权票 68,930 股，占参加会议投票表决流通股股东所持表决权的 0.12 %；

3、外资股股东的表决情况

同意票 126,618,480 股，占参加会议投票表决外资股股东所持表决权的 100%；反对股、弃权股为 0。

4、表决结果：审议通过了《大冶特殊钢股份有限公司股权分置改革方案》。

五、参加表决的前十名流通股股东的表决结果

序	股东名称	持股数（股）	表决情况	投票方式

号				
1	中国工商银行-南方避险增值基金	12,896,008	同意	网络投票
2	中国工商银行-诺安股票证券投资基金	5,073,380	同意	网络投票
3	高红芳	3,795,096	同意	委托投票
4	兴业银行股份有限公司-兴业趋势投资混合型证券投资基金	3,373,432	同意	网络投票
5	全国社保基金一零二组合	2,999,911	同意	网络投票
6	张辉艳	2,823,536	同意	委托投票
7	全国社保基金一零三组合	2,437,865	同意	网络投票
8	中国建设银行-华富竞争力优选混合型证券投资基金	1,599,911	同意	网络投票
9	广东南方股权托管有限公司	1,040,000	同意	网络投票
10	雷友权	759,300	同意	网络投票

六、律师出具的法律意见

1、律师事务所名称：湖北得伟君尚律师事务所

2、律师姓名：邹明春

3、结论性意见：认为公司本次股东会议的召集、召开程序、大会议案、出席会议人员的资格及会议表决程序符合法律、法规、规章、规则及《公司章程》有关规定，会议通过的决议合法、有效。

七、备查文件

1、大冶特殊钢股份有限公司关于召开股权分置改革相关股东会议的通知

2、大冶特殊钢股份有限公司股权分置改革相关股东会议表决结果

3、湖北得伟君尚律师事务所关于大冶特殊钢股份有限公司股权分置改革相关股东会议的法律意见书

特此公告。

大冶特殊钢股份有限公司
董　　事　　会
2006 年 1 月 12 日

****

完

香港， 二零零六年一月十二日

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **145656**

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	03	01	2006
至 To	03	01	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	40,000.00
已繳及應繳的溢價總額 [第5A(a)．5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	1,780,000.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	877,208,064.00

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111　　傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿填

Your Receipt
Companies Registry
H.K.

12/01/2006 16:19:10
Submission No.: 223024636/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$1,780.00

Receipt No.	Method	Amount(HKD)
232230034793	Chq	$1,780.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	100,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD1,780,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)

表格 Form **SC1**

公司編號 Company Number

145656

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Lawrence To Pao Yin, Polly	Block 1A, 22/F., 301 Victoria Road, Hong Kong	100,000	

各類別股份分配的總數 Total Shares Allotted by Class	100,000	Nil

簽署 Signed：

姓名 Name ： Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date： 12th January, 2006

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DISCLOSEABLE TRANSACTION

ESTABLISHMENT OF JOINT VENTURES IN RELATION TO THE SHANGHAI SHIPYARD LAND DEVELOPMENT PROJECT

CONNECTED AND DISCLOSEABLE TRANSACTION

DISPOSAL OF ENTIRE 50% INTEREST IN FESTIVAL WALK

ESTABLISHMENT OF JOINT VENTURES IN RELATION TO THE SHANGHAI SHIPYARD LAND DEVELOPMENT PROJECT

The Directors announce that on 20 January 2006, CITIC Pacific entered into joint venture agreements with the CSSC Extended Group in relation to Phase 2 of the Shanghai Shipyard Land Development Project. On the same date, CITIC Pacific also entered into a framework agreement with CSSC in relation to Phase 3 of the Shanghai Shipyard Land Development Project.

The Shanghai Shipyard Land Development Project is a joint venture between CITIC Pacific and the CSSC Extended Group whereby upon all of Phases 1 and 2 being completed, commercial premises, office premises, hotels, service apartments and residential premises with a gross floor area totalling 557,600 square metres will have been constructed on the Shanghai Shipyard Land. Property No.1 and Property No.2 have a total site area of approximately 216,407 square metres and are located in the new financial district of Lu Jia Zui in Shanghai, the PRC, and were previously used as a shipyard.

CITIC Pacific will hold a 49% interest in each of the two joint venture companies, namely JV No.1 and JV No.2, formed for the purposes of Phase 1 and Phase 2 of the Shanghai Shipyard Land Development Project. Each of JV No.1 and JV No.2 will be managed by the general manager under the leadership of the respective board of directors and the general manager will be nominated by CITIC Pacific. JV No.1 and JV No.2 will be accounted for as jointly-controlled entities of the Company.

Under Phase 1 of the Shanghai Shipyard Land Development Project, CITIC Pacific made a total investment of US$139,512,604 (approximately HK$1,088,198,311), comprising capital injection of US$78,633,485 (approximately HK$613,341,183) and shareholders' loan of US$60,879,119 (approximately HK$474,857,128). As a result, JV No.1 was transformed from a state-owned enterprise into a sino-foreign equity joint venture company upon the issue of a new business licence to JV No.1 on 20 September 2005.

Under Phase 2 of the Shanghai Shipyard Land Development Project, CITIC Pacific agreed to make a total investment of US$304,167,110 (approximately HK$2,372,503,458), comprising capital injection of US$213,331,300 (approximately HK$1,663,984,140) and shareholders' loan of not less than US$90,835,810 (approximately HK$708,519,318).

Subject to the signing of the formal joint venture agreements for JV No.3, CITIC Pacific intends to hold a 49% interest in JV No.3 to be formed for the purpose of Phase 3 of the Shanghai Shipyard Land Development Project, adding a site area of 34,973 square metres (being the area of Property No.3) for the development of office premises with a gross floor area totalling 289,700 square metres to the Shanghai Shipyard Land Development Project. The total investment amount of JV No.3 is expected to be approximately US$923 million (approximately HK$7,199 million). JV No.3 will be accounted for as a jointly-controlled entity of the Company.

The entry into the joint venture agreements in relation to JV No. 1 did not constitute a notifiable transaction under Chapter 14 of the Listing Rules by itself. When CITIC Pacific entered into the JV Documents relating to JV No.2 and JV No.3 on 20 January 2006, the entry into the joint venture agreements in respect of JV No.1, JV No.2 and JV No.3 are aggregated for the purpose of computing the applicable percentage ratios pursuant to Rule 14.04(9) of the Listing Rules which exceed 5% and therefore constitutes a discloseable transaction for CITIC Pacific under Chapter 14 of the Listing Rules and is subject to the disclosure requirements of Chapter 14 of the Listing Rules.

DISPOSAL OF ENTIRE 50% INTEREST IN FESTIVAL WALK

The Directors further announce that on 20 January 2006, Newmarket, a wholly-owned subsidiary of CITIC Pacific, CITIC Pacific, Swire Properties and Swire Pacific entered into the Disposal Agreement for the disposal of the Group's entire 50% interest in Festival Walk for a consideration of HK$6,180 million (subject to completion adjustment).

Swire Pacific is a substantial shareholder of a subsidiary of CITIC Pacific. Swire Properties is its wholly-owned subsidiary. Swire Pacific and Swire Properties are therefore connected persons of CITIC Pacific. The applicable percentage ratios computed pursuant to Rule 14.04(9) of the Listing Rules for the Disposal exceed 5%. Accordingly, the Disposal constitutes a connected and discloseable transaction for CITIC Pacific and is subject to the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules and the disclosure requirements of Chapter 14 of the Listing Rules.

Application will be made to the Stock Exchange for a waiver from strict compliance with the requirement to hold a shareholders' meeting to approve the Disposal on the basis of a written independent shareholders' approval given in accordance with Rule 14A.43 of the Listing Rules.

REASONS AND BENEFITS

CITIC Pacific's business is increasingly focused in the PRC. Its strategy is to focus more on PRC investments in which the Group plays an active management role and to divest some of its more passive investments. The Board considers that the establishments of JV No.1, JV No.2 and JV No.3 are in the best interests of the Group because it provides an opportunity for the Group to further expand its property development and investment business at a prime location in the PRC. The proceeds of the Disposal will strengthen the Group's financial position for expanding its property investments in the PRC. In particular, part of the proceeds of the Disposal can be used for financing the Group's investments in the Shanghai Shipyard Land Development Project in which CITIC Pacific will play an active management role. The Group's investment in the Shanghai Shipyard Land Development Project and the Disposal are not inter-conditional.

CIRCULAR TO SHAREHOLDERS

A composite circular containing details of the Shanghai Shipyard Land Development Project, the particulars of the Disposal Agreement, a letter from the independent board committee in relation to the Disposal, a valuation report in relation to Festival Walk and a letter from the independent financial adviser in relation to the Disposal, will be despatched to the shareholders of CITIC Pacific as soon as practicable.

ESTABLISHMENT OF JOINT VENTURES IN RELATION TO THE SHANGHAI SHIPYARD LAND DEVELOPMENT PROJECT

The Directors announce that on 20 January 2006, CITIC Pacific entered into joint venture agreements with the CSSC Extended Group in relation to Phase 2 of the Shanghai Shipyard Land Development Project. On the same date, CITIC Pacific also entered into a framework agreement with CSSC in relation to Phase 3 of the Shanghai Shipyard Land Development Project.

The Shanghai Shipyard Land Development Project is a joint venture between CITIC Pacific and the CSSC Extended Group whereby upon all of Phases 1 and 2 being completed, commercial premises, office premises, hotels, service apartments and residential premises with a gross floor area totalling 557,600 square metres will have been constructed on the Shanghai Shipyard Land. Property No.1 and Property No.2 (excluding Property No.3) have a site area of approximately 216,407 square metres and are located in the new financial district of Lu Jia Zui, north of Chang Yi Lu (昌邑路), south of Huang Pu River (黃浦江), east of Pu Dong Nan Lu (浦東南路), west of Rong Cheng Lu (榮城路) in Shanghai, the PRC, and were previously used as a shipyard. In 2004, the master planning of the Shanghai Shipyard Land was approved by the relevant authorities to allow for office, commercial and hotel uses.

CITIC Pacific will hold a 49% interest in each of the two joint venture companies, namely JV No.1 and JV No.2, formed for the purposes of Phase 1 and Phase 2 of the Shanghai Shipyard Land Development Project. Each of JV No.1 and JV No.2 will be managed by the general manager under the leadership of the respective board of directors and the general manager will be nominated by CITIC Pacific. JV No.1 and JV No.2 will be accounted for as jointly-controlled entities of the Company.

Subject to the signing of the formal joint venture agreements for JV No.3, CITIC Pacific intends to hold a 49% interest in JV No.3 to be formed for the purpose of Phase 3 of the Shanghai Shipyard Land Development Project, adding a site area of 34,973 square metres (being the area of Property No.3) for development of office premises with a gross floor area totalling 289,700 square metres to the Shanghai Shipyard Land Development Project. JV No.3 will be accounted for as a jointly-controlled entity of the Company.

PHASE 1 – CAPITAL INJECTION INTO JV NO.1

Pursuant to the JV No.1 Documents including the JV No.1 Capital Injection Agreement, JV No.1 Contract and JV No.1 Articles of Association which were signed on 16 August 2005, each of CSSC and CITIC Pacific made an additional capital injection into JV No.1 (which was then a state-owned enterprise with registered capital of RMB50,000,000 (approximately HK$48,000,000) contributed by JV No.2, Zhong Chuan Finance and CSSC Complex Investment) in the amount of US$75,677,787 (approximately HK$590,286,739) in cash in RMB and US$78,633,485 (approximately HK$613,341,183) in cash in US$ respectively. JV No.1 was transformed from a state-owned enterprise into a sino-foreign equity joint venture company upon the issue of a new business licence to JV No.1 on 20 September 2005.

To the best knowledge of the Directors, before the entry into the JV No.1 Documents, JV No.1 had no operations other than holding the land use right of Property No.1. JV No.1 has undergone a restructuring such that all assets and indebtedness and employees of JV No.1 were disposed of, and all liabilities settled, except for (i) the assets relating to Property No.1; (ii) the indebtedness arising from the resettlement, removal and demolition works on Property No.1; and (iii) the cost of obtaining the land use right in respect of Property No.1. Immediately after the restructuring, the book value of the assets of JV No.1 is RMB2,163,855,329 and JV No.1 has not generated any profits and has no accumulated loss.

JV No.1 Contract and JV No.1 Articles of Association

Name of joint venture:	上海瑞明置業有限公司 (Shanghai Rui Ming Real Property Co., Ltd.)
Date:	16 August 2005
Parties:	(1) CITIC Pacific (2) CSSC (3) JV No.2 (4) Zhong Chuan Finance (5) CSSC Complex Investment
Duration of operation:	40 years from 28 June 2004 (subject to extension of a further period of 10 to 30 years to be unanimously approved by its board of directors at least six months prior to the expiry of the said 40 years with approval from the relevant PRC authorities)
Scope of business:	Mainly the development, operation and management of real property and provision of consultancy services and intermediary services (except brokerage services)
Property:	The land forming part of the Shanghai Shipyard Land numbered 2B2-1 and 2B2-2 with a site area of approximately 55,123 square metres
Registered capital:	US$160,476,500 (approximately HK$1,251,716,700) contributed as to:– • CITIC Pacific: US$78,633,485 (approximately HK$613,341,183) (49%) • CSSC: US$75,677,787 (approximately HK$590,286,739) (47.158%) • JV No.2: RMB26,000,000 (approximately HK$24,960,000) (1.998%) (to be transferred to CSSC pursuant to the restructuring incidental to the establishment of JV No.2 as a sino-foreign equity joint venture company) • Zhong Chuan Finance: RMB12,000,000 (approximately HK$11,520,000) (0.922%) • CSSC Complex Investment: RMB12,000,000 (approximately HK$11,520,000) (0.922%)
Shareholders' loan:	The following amounts were injected into JV No.1 by:– • CSSC US$63,363,981 (approximately HK$494,239,052) in RMB (51%) • CITIC Pacific US$60,879,119 (approximately HK$474,857,128) (49%)
Total investment:	US$481,429,500 (approximately HK$3,755,150,100)
Settlement of indebtedness:	Indebtedness in the amount of US$264,719,600 (approximately HK$2,064,812,880) owed by JV No.1 to CSSC (arising from the expenses incurred by CSSC for the resettlement, removal and demolition works on Property No.1 and obtaining the land use right in respect of Property No.1 on behalf of the predecessor of JV No.1) will be repaid by JV No.1 from the registered capital of and the shareholders' loans in JV No.1

Restriction on transfer of registered capital:	Transfer by any party of its interest in the registered capital of JV No.1 (except for any transfer from CITIC Pacific to its wholly owned subsidiary or any transfer from JV No.2, Zhong Chuan Finance and/or CSSC Complex Investment to CSSC) is subject to the pre-emptive rights of the other parties
Board of directors and management of JV No.1:	The board of directors of JV No.1 comprises six members: three directors nominated by CITIC Pacific; and three directors nominated by CSSC, with the first chairman nominated by CSSC and the first vice-chairman nominated by CITIC Pacific. JV No.1 will be managed by the general manager under the leadership of the board of directors of JV No.1. The general manager of the JV No.1 will be nominated by CITIC Pacific.

PHASE 2 – CAPITAL INJECTION INTO JV NO.2

At present, JV No.2 is a company incorporated in the PRC wholly owned by CSSC with registered capital of RMB124,000,000 (approximately HK$119,040,000).

Pursuant to the JV No.2 Capital Injection Agreement, each of CSSC and CITIC Pacific agreed to make an additional capital injection into JV No.2 in the amount of US$206,748,934 (approximately HK$1,612,641,685) in cash in RMB and US$213,331,300 (approximately HK$1,663,984,140) in cash in US$ respectively by instalments according to the schedule set out below:–

	CSSC	CITIC Pacific
1st instalment (within one month from the issue of the business licence of JV No.2)	Amount equivalent to US$52,717,621 in RMB	US$65,340,430
2nd instalment (within 12 months from the issue of the business licence of JV No.2)	Amount equivalent to US$124,287,353 in RMB (excluding the 1st instalment of US$52,717,621 in RMB)	US$119,413,340 (excluding the 1st instalment of US$65,340,430)
3rd instalment (within 24 months from the issue of the business licence of JV No.2)	Amount equivalent to US$29,743,960 in RMB (excluding the 1st and 2nd instalment in a total amount of US$177,004,974 in RMB)	US$28,577,530 (excluding the 1st and 2nd instalment in a total amount of US$184,753,770)
Total	Amount equivalent to US$206,748,934 in RMB	US$213,331,300

The performance of the obligations of the parties to the JV No.2 Capital Injection Agreement is conditional upon by 15 May 2006 or such later date as agreed between the parties, among other things:–

- the restructuring of JV No.2 having been completed such that all assets and indebtedness and employees of JV No.2 have been disposed of, and all liabilities settled, except for:–
  - (i) the assets relating to Property No.2; (ii) the indebtedness arising from the resettlement, removal and demolition works on Property No.2; and (iii) cost of obtaining the land use right in respect of Property No.2 (the aggregate amount of (i), (ii) and (iii) shall not exceed US$620,749,200 (approximately HK$4,841,843,760) (being the indebtedness owed by JV No.2 to the CSSC Group); and
  - the 1.998% interest in JV No.1 held by JV No.2 shall be transferred to CSSC as soon as practicable after the establishment of JV No.2 as a sino-foreign equity joint venture company;
- due diligence to the satisfaction of CITIC Pacific;
- all necessary approvals, licences and registration from the relevant governmental authorities for the JV No.2 Documents and the transactions contemplated thereunder having been obtained.

To the best of the Directors' knowledge, before the entry into the JV No.2 Documents, JV No.2 had no operations other than holding the land use right of Property No.2 and other property related business. It is expected that immediately after the restructuring, the book value of the assets of JV No.2 will be approximately US$620 million (approximately HK$4,836 million) and JV No.2 will not have generated any profits or have any accumulated loss. Upon completion of the capital injection, JV No.2 will become a sino-foreign equity joint venture company.

JV No.2 Contract and JV No.2 Articles of Association

Name of joint venture :	中船置業有限公司 (CSSC Complex Property Co., Ltd.)
Date:	20 January 2006
Parties:	(1) CSSC (2) CITIC Pacific
Duration of operation:	40 years from the date of establishment of JV No.2 as approved by Administration of Industry and Commerce (subject to extension of a further period of 10 to 30 years to be unanimously approved by its board of directors at least six months prior to the expiry of the said 40 years with approval from the relevant PRC authorities)
Scope of business:	Mainly the development, operation and management of real property and provision of consultancy services and intermediary services (except brokerage services)
Property:	The land forming part of the Shanghai Shipyard Land numbered 2E1-1, 2E2-3, 2E2-4, 2E2-5, 2E3-1, 2E3-2, 2E3-3 and 2E7-1 with a site area of approximately 181,284 square metres
Registered capital:	US$435,370,000 (approximately HK$3,395,886,000) to be contributed as to:– • CSSC: US$222,038,700 (approximately HK$1,731,901,860) (51%) • CITIC Pacific: US$213,331,300 (approximately HK$1,663,984,140) (49%)
Shareholders' loan:	The following amounts shall be advanced to JV No.2 within 24 months from the issuance of its business licence by:– • CSSC not less than US$94,543,390 (approximately HK$737,438,442) in RMB (51%) • CITIC Pacific not less than US$90,835,810 (approximately HK$708,519,318) (49%)
Total investment:	US$1,306,110,000 (approximately HK$10,187,658,000)
Settlement of indebtedness:	Indebtedness in the amount of US$620,749,200 (approximately HK$4,841,843,760) owed by JV No.2 to the CSSC Group (arising from the expenses incurred by the CSSC Group for the resettlement, removal and demolition works on Property No.2 and obtaining the land use right in respect of Property No.2 on behalf of JV No.2) will be repaid by JV No.2 from the registered capital of and the shareholders' loans in JV No.2
Restriction on transfer of registered capital:	Transfer by any party of its interest in the registered capital of JV No.2 (except for any transfer from CITIC Pacific to its wholly owned subsidiary) is subject to the pre-emptive rights of the other party
Board of directors and management of JV No.2:	The board of directors of JV No.2 comprises six members: three directors nominated by CITIC Pacific; and three directors nominated by CSSC. The first chairman shall be nominated by CSSC and the first vice-chairman shall be nominated by CITIC Pacific. JV No.2 will be managed by the general manager under the leadership of the board of directors of JV No.2. The general manager of the JV No.2 will be nominated by CITIC Pacific.

Total Capital Injection into JV No.1 and JV No.2

The CSSC Group incurred expenses on behalf of JV No.1 and JV No.2 for the resettlement, removal and demolition works on Property No.1 and Property No.2 and obtaining the land use right in respect of Property No.1 and Property No.2 in the amounts of US$264,719,600 (approximately HK$2,064,812,880) and US$620,749,200 (approximately HK$4,841,843,760) respectively.

The aggregate amount of the total investment of JV No.1 and JV No.2 amounts to US$1,787,539,500 (approximately HK$13,942,808,100). The aggregate amount of capital injection and the shareholders' loan made or to be made by CITIC Pacific into the two joint venture companies pursuant to the relevant JV Documents will amount to US$443,679,714 (approximately HK$3,460,701,769), which was or will be funded by internal resources including, subject to completion of the Disposal set out below, proceeds of the Disposal, and bank borrowings of the Group. Under the relevant JV Documents, the difference between the total investment amount and the aggregate of the amounts of registered capital and shareholders' loans of the respective joint venture company will be financed by loans (including shareholders' loans). If guarantees for securing loans from financial institutions to the joint venture companies are required, CITIC Pacific will be required to provide such guarantee with liability proportional to its 49% interest in such joint venture company. CITIC Pacific has not provided such guarantee as at the date hereof. The Company will comply with the applicable requirements under Listing Rules if it is required to provide such guarantee.

The respective amounts of the said capital injections and the shareholders' loans were determined after arm's length negotiation between CITIC Pacific and CSSC with reference to the amount of indebtedness owed by each of JV No.1 and JV No.2 to the CSSC Group.

JV NO.3 FRAMEWORK AGREEMENT

JV No.3 is a limited liability company incorporated in the PRC with registered capital of RMB 50,000,000 (approximately HK$48,000,000), owned as to 52% by CSSC, 24% by Zhong Chuan Finance and 24% by CSSC Complex Investment.

On 20 January 2006, CITIC Pacific and CSSC entered into the JV No.3 Framework Agreement in relation to the restructuring of JV No.3 such that subject to the signing of the formal joint venture agreements for JV No.3 by 18 July 2006 on principles as set out in the JV No.3 Framework Agreement, CITIC Pacific and CSSC will make additional capital injection into JV No.3 in such proportion that CITIC Pacific will then hold a 49% interest in JV No.3 and the CSSC Group will hold a 51% interest in JV No.3. To the best of the Directors' knowledge, before the entry into the JV No.3 Framework Agreement, JV No.3 had no operations other than holding the land use right of Property No.3. The formal joint venture agreements for JV No.3, if signed, will provide that additional capital injection to be made by CITIC Pacific and CSSC shall be conditional upon completion of the restructuring of JV No.3 based on principles similar to that of JV No.1 and JV No.2.

Under the JV No.3 Framework Agreement, the total investment for Phase 3 of the Shanghai Shipyard Land Development Project is expected to be approximately US$923 million (approximately HK$7,199 million) (subject to planning approval of the relevant PRC authorities). The capital injection and the shareholders' loan (if required) expected to be made by CITIC Pacific into JV No. 3 will be funded by internal resources including, subject to completion of the Disposal set out below, proceeds of the Disposal, and bank borrowings of the Group.

TOTAL INVESTMENT AMOUNT

The total investment amounts for Phase 1, Phase 2 and Phase 3 will amount to approximately US$2,711 million (approximately HK$21,146 million).

INFORMATION RELATING TO CSSC GROUP

CSSC is primarily engaged in shipbuilding. Zhong Chuan Finance is primarily engaged in providing financial services to the member companies of CSSC. CSSC Complex Investment is primarily engaged in investment in Hi-tech industry, management of investment and assets (excluding financing businesses), domestic trading (except the businesses requiring special approval) and consulting services relating thereto.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of the members of the CSSC Group and their respective ultimate beneficial owners are third parties independent of CITIC Pacific and connected persons (as defined in the Listing Rules) of CITIC Pacific.

REASONS AND BENEFITS OF THE ESTABLISHMENT OF JV NO.1, JV NO.2 AND JV NO.3

JV No.1, JV No.2 and JV No.3 have been or will be formed for the purpose of investing in Phase 1, Phase 2 and Phase 3 of the Shanghai Shipyard Land Development Project.

JV No.1 holds the land use right for either 40 or 50 years (depending on the specific piece of land) commencing 9 November 2004 in respect of Property No.1 and has obtained the approvals from the relevant authorities for plans to construct, among others, hotels and office premises on Property No.1. Resettlement, removal and demolition works on Property No.1 has been completed. It is expected that the development of Property No. 1 will be completed around end of 2009.

JV No.2 holds the land use right for either 40, 50 years or 70 years (depending on the specific piece of land) commencing 9 November 2004 in respect of Property No.2, and has obtained the approvals from the relevant authorities for plans to construct, among others, commercial premises, service apartments, office premises and residential premises on Property No.2. Resettlement, removal and demolition works on Property No.2 has been completed. Property No.2 will be developed in phases according to the market conditions and completion of the last phase of the development is expected to be not later than end of 2014.

JV No.3 holds the land use right for 50 years commencing 9 November 2004 in respect of Property No.3 and has obtained the approvals from the relevant authorities for plans to construct office premises on Property No.3. Resettlement, removal and demolition works on Property No.3 has been completed in respect of a part of Property No.3 with a site area of approximately 26,521.4 square metres. It is envisaged under the JV No.3 Framework Agreement that the resettlement, removal and demolition works on the remaining part of Property No.3 with a site area of approximately 8,451.6 square metres will be undertaken by JV No.3 which will bear the expenses to be incurred.

The Board considers that the establishments of JV No.1, JV No.2 and JV No.3 are in the best interests of the Group because it can provide an opportunity for the Group to further expand its property development and investment business at a prime location in the PRC.

The Directors consider that the terms of the JV Documents are fair and reasonable and in the interests of the shareholders of CITIC Pacific as a whole.

COMPLIANCE WITH THE LISTING RULES – SHANGHAI SHIPYARD LAND DEVELOPMENT PROJECT

The entry into the joint venture agreements in relation to JV No. 1 did not constitute a notifiable transaction under Chapter 14 of the Listing Rules by itself. When CITIC Pacific entered into the JV Documents relating to JV No.2 and JV No.3 on 20 January 2006, the entry into the joint venture agreements in respect of JV No.1, JV No.2 and JV No.3 are aggregated for the purpose of computing the applicable percentage ratios pursuant to Rule 14.04(9) of the Listing Rules which exceed 5% and therefore constitutes a discloseable transaction for CITIC Pacific under Chapter 14 of the Listing Rules and is subject to the disclosure requirements of Chapter 14 of the Listing Rules.

DISPOSAL OF ENTIRE 50% INTEREST IN FESTIVAL WALK

The Disposal Agreement

Date:	20 January 2006
Parties:	(1) Newmarket, as seller of the shares (which is part of the Sale Interest) (2) Swire Properties, as purchaser of the Sale Interest (3) CITIC Pacific, as seller of the non-interest bearing shareholder's loan in the amount of HK$3,252,347,968.63 to Supreme Luck (which is part of the Sale Interest) and as Newmarket's guarantor (4) Swire Pacific, as purchaser's guarantor

Assets Involved

The Group's entire 50% interest in Festival Walk represented by one ordinary share in the issued share capital of Supreme Luck and a non-interest bearing shareholder's loan in the amount of HK$3,252,347,968.63 from CITIC Pacific to Supreme Luck. Supreme Luck is an indirect wholly-owned subsidiary of CITIC Pacific. It holds a 50% equity interest in FWHL. FWHL is accounted for as an associated company of CITIC Pacific. Upon completion of the Disposal Agreement, the Group will cease to have any interest in Supreme Luck or in FWHL.

Consideration for the Disposal

The consideration for the Disposal is HK$6,180 million (subject to adjustment based on the completion accounts for FWHL) payable by immediately available funds on completion. The adjustment will be made by reference to the working capital of FWHL as at completion on a dollar for dollar basis to the effect that 50% of any working capital generated by FWHL up to and including the completion date shall belong to the seller and 50% of any deficit of the working capital resulting from FWHL's normal operations up to and including the completion date shall be borne by the seller.

The consideration was determined after arm's length negotiation between the parties and having considered the net book cost of the Sale Interest. A valuation has been commissioned from Knight Frank, an independent property valuer, to value Festival Walk as at 31 December 2005 and such valuation will be set out in the Company's circular to shareholders in relation to the Disposal.

The Board estimates that, with reference to the net book cost of the Sale Interest amounting to HK$4,638 million as at 31 December 2004, an estimated gain of HK$1,412 million will arise from the Disposal. However, based on the net book cost of the Sale Interest as at 31 December 2005 (which is prepared in accordance with generally accepted accounting principles in Hong Kong subject to audit), an estimated gain of HK$1,256 million will arise. The gain is expected to be recognised in CITIC Pacific's consolidated income statement for the year ending 31 December 2006.

Proceeds from the Disposal will be used by the Group as its working capital, and subject to the relevant joint venture agreements for the Shanghai Shipyard Land Development Project becoming unconditional as described above, part of the proceeds is expected to be used for financing the Group's investment in the Shanghai Shipyard Land Development Project.

Completion

Completion of the Disposal is conditional upon (a) CITIC Pacific obtaining all approvals required under the Listing Rules and (b) Swire Pacific obtaining all approvals required under the Listing Rules.

Completion shall take place within 3 business days after the above conditions have been satisfied and in any event shall not be later than 28 April 2006 (or such later date as the parties may agree).

INFORMATION RELATING TO SUPREME LUCK AND FWHL

Supreme Luck is an indirect wholly-owned subsidiary of CITIC Pacific and an investment holding company. Its asset is a 50% interest in FWHL, which represents the Group's entire interest in FWHL.

FWHL is the owner of the shopping and commercial complex known as "Festival Walk" with a gross floor area of approximately 1.2 million square feet located at Kowloon Tong, Kowloon.

The net profits (both before and after taxation and extraordinary items) of Supreme Luck for the two financial years immediately preceding the Disposal, as extracted from its audited financial statements prepared in accordance with generally accepted accounting principles in Hong Kong are set out below:

Year ended 31 December	Profit before Taxation (HK$)	Profit after Taxation (HK$)
2004	126,221,450	126,221,450
2003	90,811,701	90,811,701

REASONS AND BENEFITS FOR THE DISPOSAL

CITIC Pacific's business is increasingly focused in the PRC. Its strategy is to focus more on PRC investments in which the Group plays an active management role and to divest some of its more passive investments. The proceeds of the Disposal will strengthen the Group's financial position for expanding its property investments in the PRC. In particular, part of the proceeds of the Disposal can be used for financing the Group's investments in the Shanghai Shipyard Land Development Project in which CITIC Pacific will play an active management role. The Group's investment in the Shanghai Shipyard Land Development Project and the Disposal are not inter-conditional.

The Directors (other than the independent non-executive directors whose views will be set out in the circular to be despatched to the shareholders together with the advice of the independent financial adviser to be appointed) consider that the terms of the Disposal Agreement are normal commercial terms and are fair and reasonable and in the interests of the shareholders of CITIC Pacific as a whole.

CONNECTION WITH SWIRE PACIFIC

Swire Pacific is a substantial shareholder of a subsidiary of CITIC Pacific. Swire Properties, whose principal activities are property development and property investment, is its wholly-owned subsidiary. Swire Pacific and Swire Properties are therefore connected persons of CITIC Pacific.

COMPLIANCE WITH THE LISTING RULES – DISPOSAL

The applicable percentage ratios computed pursuant to Rule 14.04 (9) of the Listing Rules for the Disposal exceed 5%. Accordingly, the Disposal constitutes a connected and discloseable transaction for CITIC Pacific and is subject to the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules and the disclosure requirements of Chapter 14 of the Listing Rules.

Application will be made to the Stock Exchange for a waiver from strict compliance with the requirement to hold a shareholders' meeting to approve the Disposal on the basis of a written independent shareholders' approval given in accordance with Rule 14A.43 of the Listing Rules.

Swire Pacific has confirmed to CITIC Pacific that neither it nor its associates have any interest in any shares of the Company giving the right to attend and vote at general meetings of the Company. As such, none of the shareholders of CITIC Pacific is required to abstain from voting on the Disposal Agreement.

The following persons, who are closely allied group of shareholders of the Company and together beneficially interested in 1,188,154,385 shares representing approximately 54.18% of the issued share capital of CITIC Pacific, have indicated that they approve the Disposal and the Company will procure the signing of a written independent shareholders' approval as required under Rule 14A.43, failing which a shareholders' meeting will be convened for approving the Disposal:

Name of beneficial shareholder	No. of ordinary shares beneficially interested	Percentage of total issued share capital of the Company as of the date hereof
CITIC Hong Kong (Holdings) Limited (through its wholly-owned subsidiaries)	632,253,285	28.83%
10 Directors having an interest in the shares of CITIC Pacific (through their controlled corporations and/or personal interest)	555,901,100	25.35%
TOTAL	1,188,154,385	54.18%

An independent board committee, comprising independent non-executive Directors will be appointed to advise the shareholders of CITIC Pacific, and an independent financial adviser will be appointed to advise the independent board committee and the shareholders, on whether the terms of the Disposal Agreement are normal commercial terms and are fair and reasonable and in the interests of the shareholders of CITIC Pacific as a whole.

GENERAL

The Group is engaged in diversified range of businesses in Hong Kong and the PRC, including manufacturing of special steel, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and distribution of motor vehicles and consumer products.

CITIC Pacific's business is increasingly focused in the PRC. Its strategy is to focus more on PRC investments in which the Group plays an active management role and to divest some of its more passive investments. The Board considers that the establishments of JV No.1, JV No.2 and JV No.3 are in the best interests of the Group providing an opportunity for the Group to further expand its property development and investment business at a prime location in the PRC. The proceeds of the Disposal will strengthen the Group's financial position for expanding its property investments in the PRC. In particular, part of the proceeds of the Disposal can be used for financing the Group's investments in the Shanghai Shipyard Land Development Project in which CITIC Pacific will play an active management role. The Group's investment in the Shanghai Shipyard Land Development Project and the Disposal are not inter-conditional.

A composite circular containing details of the Shanghai Shipyard Land Development Project, the particulars of the Disposal Agreement, a letter from the independent board committee in relation to the Disposal, a valuation report in relation to Festival Walk and a letter from the independent financial adviser in relation to the Disposal, will be despatched to the shareholders of CITIC Pacific as soon as practicable.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Board"	the board of Directors
"CITIC Pacific" or the "Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"CSSC"	中國船舶工業集團公司 (China State Shipbuilding Corporation), a state-owned enterprise incorporated in the PRC
"CSSC Complex Investment"	中船投資發展有限公司 (CSSC Complex Investment and Development Co., Ltd.), a limited liability company incorporated in the PRC
"CSSC Extended Group"	any or all of CSSC, Zhong Chuan Finance, CSSC Complex Investment, JV No.1, JV No.2 and JV No.3
"CSSC Group"	any or all of CSSC, Zhong Chuan Finance and CSSC Complex Investment
"Directors"	directors of CITIC Pacific
"Disposal Agreement"	the sale and purchase agreement dated 20 January 2006 entered into between Newmarket, Swire Properties, CITIC Pacific and Swire Pacific in respect of the Disposal
"Disposal"	the disposal of the entire issued share capital of Supreme Luck, which holds 50% of the issued share capital in FWHL, pursuant to the terms of the Disposal Agreement
"Festival Walk"	the shopping and commercial complex known as "Festival Walk" located at Kowloon Tong, Kowloon
"FWHL"	Festival Walk Holdings Limited, which is a company held as to 50% by Swire Properties and 50% by Supreme Luck and the owner of Festival Walk
"Group"	CITIC Pacific and its subsidiaries
"JV Documents"	collectively, the JV No.1 Documents, the JV No.2 Documents and the JV No.3 Framework Agreement
"JV No. 1"	上海瑞明置業有限公司 (Shanghai Rui Ming Real Property Co., Ltd.), a sino-foreign equity joint venture company formed pursuant to the JV No. 1 Documents
"JV No. 2"	中船置業有限公司 (CSSC Complex Property Co., Ltd.), a company wholly owned by CSSC established on 8 November 2001 which will become a sino-foreign equity joint venture company pursuant to the JV No. 2 Documents
"JV No. 3"	上海瑞博置業有限公司 (Shanghai Rui Bo Real Property Co., Ltd.), a company owned as to 52% by CSSC, 24% by CSSC Complex Investment and 24% by Zhong Chuan Finance
"JV No. 1 Articles of Association"	the articles of association entered into on 16 August 2005 between CSSC, CITIC Pacific, JV No.2, Zhong Chuan Finance and CSSC Complex Investment in relation to the establishment of JV No.1
"JV No. 2 Articles of Association"	the articles of association entered into on 20 January 2006 between CSSC and CITIC Pacific in relation to the establishment of JV No.2
"JV No. 1 Contract"	the joint venture contract dated 16 August 2005 made between CSSC, CITIC Pacific, JV No.2, Zhong Chuan Finance and CSSC Complex Investment in relation to the establishment of JV No.1 as a sino-foreign equity joint venture company
"JV No. 2 Contract"	the joint venture contract dated 20 January 2006 made between CSSC and CITIC Pacific in relation to the establishment of JV No.2 as a sino-foreign equity joint venture company
"JV No. 1 Capital Injection Agreement"	the capital injection agreement dated 16 August 2005 made between CSSC, CITIC Pacific, predecessor of JV No.1 (before transformation into a sino-foreign equity joint venture company), Zhong Chuan Finance, CSSC Complex Investment and JV No. 2
"JV No. 2 Capital Injection Agreement"	the capital injection agreement dated 20 January 2006 made between CSSC, CITIC Pacific and JV No.2
"JV No. 1 Documents"	collectively, the JV No. 1 Capital Injection Agreement, JV No.1 Contract and the JV No. 1 Articles of Association and related documents
"JV No.2 Documents"	collectively, the JV No. 2 Capital Injection Agreement, the JV No.2 Contract and the JV No. 2 Articles of Association and related documents
"JV No.3 Framework Agreement"	a framework agreement dated 20 January 2006 made by CSSC and CITIC Pacific in relation to Phase 3 of the Shanghai Shipyard Land Development Project
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Newmarket"	Newmarket Holdings Limited, which is a wholly-owned subsidiary of CITIC Pacific and holds 100% of the issued share capital in Supreme Luck
"PRC"	the People's Republic of China
"Property No. 1"	the land forming part of the Shanghai Shipyard Land numbered 2E2-1 and 2E2-2 with a site area of approximately 35,123 square metres
"Property No. 2"	the land forming part of the Shanghai Shipyard Land numbered 2E1-1, 2E2-3, 2E2-4, 2E2-5, 2E3-1, 2E3-2, 2E3-3 and 2E7-1 with a site area of approximately 181,284 square metres
"Property No. 3"	the land forming part of the Shanghai Shipyard Land numbered 2E5-1 with a site area of approximately 34,973 square metres
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Interest"	one ordinary share in the issued share capital of Supreme Luck and a non-interest bearing shareholder's loan in the amount of HK$3,252,347,968.63 from CITIC Pacific to Supreme Luck
"Shanghai Shipyard Land"	subject matter of the Shanghai Shipyard Land Development Project, being a piece of land with a site area of approximately 251,380 square metres and is located in the new financial district of Lu Jia Zui, north of Chang Yi Lu (昌邑路), south of Huang Pu River (黃浦江), east of Pu Dong Nan Lu (浦東南路), west of Rong Cheng Lu (榮城路) in Shanghai, the PRC, comprising Property No.1, Property No.2 and Property No.3 (subject to the signing of the formal joint venture agreements for JV No.3), and was previously used as a shipyard
"Shanghai Shipyard Land Development Project"	the project comprising Phase 1, Phase 2 and Phase 3 for the development of the Shanghai Shipyard Land into hotels, service apartments, office premises and residential premises as contemplated under the JV Documents
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supreme Luck"	Supreme Luck Investments Ltd., which is a wholly-owned subsidiary of CITIC Pacific and holds 50% of the issued share capital in FWHL
"Swire Pacific"	Swire Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"Swire Properties"	Swire Properties Limited, a wholly-owned subsidiary of Swire Pacific
"US$"	United States dollars, the lawful currency of the United States
"Zhong Chuan Finance"	中船財務有限責任公司 (Zhong Chuan Finance Co., Ltd.), a limited liability company incorporated in the PRC.

(For the purpose of illustration only, the exchange rates of RMB1 to HK$0.96 and of US$1 to HK$7.8 are adopted.)

By Order of the Board
CITIC Pacific Limited
Alice Tao Mun Wai
Company Secretary

Hong Kong, 20 January 2006

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Yao Jinrong, Li Shilin, Carl Yung Ming Jie, Liu Jifu and Leslie Chang Li Hsien; the non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的董事會決議公告，通過＜關於換補公司董事的議案＞及審議關於召開股東大會以考慮該議案的通知。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　　　股票简称：大冶特钢　　　　公告编号：2006-005

大冶特殊钢股份有限公司
第四届董事会第九次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

大冶特殊钢股份有限公司第四届董事会第九次会议于 2006 年 1 月 14 日以书面、传真或电子邮件方式发出通知，于 2006 年 1 月 24

日上午8时在公司会议室召开，会议应到董事11名，实到董事9名。公司董事汤爱民先生、汪浩先生因公务未能出席会议，分别委托董事曾重清先生、王书林先生出席会议，并代为行使表决权。公司监事、部分高级管理人员列席了会议。公司董事长曾重清先生主持会议。会议符合《公司法》、《公司章程》的有关规定。经到会董事认真讨论后审议表决，全票通过了如下决议：

一、审议通过了《关于换补公司董事的议案》；

由于公司控股股东、实际控制人发生了变更及工作变动原因，曾重清先生请求辞去公司董事长、董事职务，王书林先生、向阳先生、魏胜向先生、高斌先生、汤爱民先生、汪浩先生请求辞去公司董事职务，公司董事会同意上述人员的辞职申请。公司董事会提名蔡星海先生、李松兴先生、罗铭韬先生、邵鹏星先生、钱刚先生、文武先生、王培熹先生为公司董事候选人（董事候选人简历见附件）。根据《公司法》、《公司章程》的规定，上述董事的辞职报告应当在新任董事填补因其辞职产生的缺额后方能生效。公司董事会决定曾重清先生为董事会临时召集人，期限至新任董事长的产生。

对上述议案，公司独立董事表示同意。

上述议案，需提交公司2006年第一次临时股东大会审议。

二、审议通过了《关于调整公司高级管理人员的议案》；

由于工作变动原因，陈双兵先生不再担任公司副总经理。

对上述议案，公司独立董事表示同意。

三、审议通过了《关于召开公司2006年第一次临时股东大会的

通知》。

公司董事会决定于 2006 年 2 月 15 日在公司二会议室召开公司 2006 年第一次临时股东大会，审议《关于换补公司董事的议案》、《关于换补公司监事的议案》。

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2006 年 1 月 24 日

附：董事候选人简历

蔡星海，男，汉族，1944 年 8 月出生，大专文化，高级经济师，现任中信泰富有限公司工业部总经理、湖北新冶钢有限公司副董事长、江苏泰富兴澄特殊钢有限公司副董事长。曾任无锡无线电厂副厂长、无锡市电讯仪表工业局党委书记、无锡市对外经济贸易委员会副主任。

李松兴，男，汉族，1953 年 12 月出生，香港大学社会科学系学士，现任中信泰富有限公司副董事总经理、江苏泰富兴澄特殊钢有限

公司董事长、湖北新冶钢有限公司董事长、中信国安有限公司副董事长、中国国际货运航空有限公司副董事长、港龙航空有限公司董事及中信泰富有限公司控股的其他有关工业、信息业、贸易业务的公司董事。曾任环球航运集团业务部总经理、美国大陆银行助理副总裁。

罗铭韬，男，汉族，1963 年 7 月出生，工商管理学硕士，现任中信泰富有限公司业务发展部董事、江苏利港电力有限公司、新香港隧道有限公司、香港隧道及高速公路管理有限公司、香港西区隧道有限公司、中信国安有限公司、中国国际货运航空有限公司、港龙航空有限公司、湖北新冶钢有限公司的董事及中信泰富有限公司控股的其他有关基建、环境保护、工业方面的公司董事。曾任交通银行副经理。

邵鹏星，男，汉族，1949 年 10 月出生，大专文化，工程师，现任湖北新冶钢有限公司总经理。曾任新疆钢铁公司科长、厂长助理、江阴钢厂生产计划处长、厂长助理、江苏泰富兴澄特殊钢有限公司总经理助理、副总经理。

钱刚，男，汉族，1966 年 2 月出生，毕业于上海工业大学冶金系，博士（在读），高级工程师，现任公司总经理。曾任兴澄钢铁三炼钢分厂专职工程师、生产技术厂长、三炼钢分厂厂长、兴澄特钢总经理助理兼特炼分厂厂长、副总工程师、中国电炉炼钢学术委员会委员、《特殊钢》杂志编委。

文武，男，汉族，1960 年 8 月出生，毕业于武汉钢铁学院炼钢专业，学士，高级工程师，现任湖北新冶钢有限公司副总经理。曾任公司技术处（部）副处长、副部长、部长、公司副总工程师、副总经理兼总工程师、公司董事、武汉协通金属科贸有限责任公司董事长、《特殊钢》杂志编委。

王培熹，男，汉族，1949年11月出生，毕业于上海复旦大学经济学专业，大学本科学历，高级会计师，注册会计师，现任公司董事会秘书、总会计师。曾任上海第一钢铁（集团）有限公司二炼钢分厂副厂长、财务处副处长、处长、副总会计师、上海总会计师研究协会会员。

****

完

香港， 二零零六年一月二十四日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的監事會決議公告，審議＜關於換補公司監事的議案＞。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2006-006

大冶特殊钢股份有限公司
第四届监事会第五次会议决议公告

大冶特殊钢股份有限公司第四届监事会第五次会议于2006年1月24日上午10时在公司会议室召开，会议应到监事5人，实到监事5人，会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，全票通过了《关于换补公司监事的议案》。

鉴于公司实际控制人发生了变更，熊国权先生请求辞去公司监事职务，监

事会同意其辞职申请。公司监事会提名谢德辉先生为公司监事候选人（监事候选人简历见附件）。

上述议案，需提交公司 2006 年第一次临时股东大会审议。

特此公告。

大冶特殊钢股份有限公司

监　事　会

2006 年 1 月 24 日

附：监事候选人简历

谢德辉，男，汉族，1954 年 9 月出生，大专文化，现任湖北新冶钢有限公司董事、财务总监。曾任纵横 2000 有限公司台湾分公司财务经理、宋咖喇有限公司总会计师、江苏泰富兴澄特殊钢有限公司财务总监、中信泰富有限公司财务部副总经理。

****

完

香港， 二零零六年一月二十四日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於召開股東大會的通知，以審議<關於換補公司董事的議案>及<關於換補公司監事的議案>。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2006-007

大冶特殊钢股份有限公司
关于召开二〇〇六年第一次临时股东大会的通知

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

经公司第四届董事会第九次会议决议，定于 2006 年 2 月 15 日召开公司 2006 年第一次临时股东大会。现将有关事宜通知如下：

一、召开会议基本情况

1、召开时间：2006 年 2 月 15 日上午 9 时

2、召开地点：公司二会议室

3、召集人：公司董事会

4、召开方式：现场投票

5、出席对象：

⑴ 截止2006年2月8日下午交易结束后，在中国证券登记结算有限责任公司深圳分公司登记在册的本公司全体股东；股东本人不能出席的，可书面委托代理人出席。

⑵ 公司董事、监事及其他高级管理人员；

⑶ 公司聘请的律师。

二、会议审议事项

1、提案名称：

（1）审议《关于换补公司董事的议案》；

（2）审议《关于换补公司监事的议案》。

2、披露情况：上述议案详细内容见同日在《中国证券报》及深圳巨潮网www.cninfo.com.cn上刊登的公司第四届董事会第九次会议决议公告、公司第四届监事会第五次会议决议公告。

3、特别强调事项：上述议案，需采取累积投票制、逐项表决。

三、现场股东大会会议登记方法

1、登记方式：现场、信函或传真方式

2、登记时间：2006年2月13日至2月14日上午9：00—12：00；下午2：00—5：00

3、登记地点：湖北省黄石市黄石大道316号大冶特殊钢股份有限公司董事会秘书室。

4、受托行使表决权人需登记和表决时提交文件的要求：法人股东的法定代表人持法人股东帐户、持股凭证、营业执照复印件和本人身份证，委托代理人持法人股东帐户、持股凭证、营业执照复印件、本人身份证和法定代表人授权委托书；个人股东持股东帐户、持股凭证、身份证，委托代理人持授权委托书、身份证和委托人股东帐户、持股凭证。

四、其他事项

1、会议联系方式：

⑴会议联系人：王平国　彭百条

⑵联系电话：0714—6293836

⑶传　　真：0714—6296570

⑷邮政编码：435001

2、会议费用：出席会议人员食宿及交通费自理；

五、授权委托书

兹全权委托　　　　先生（女士）代表本人出席大冶特殊钢股份有限公司2006年第一次临时股东大会，并行使表决权。

委托人（签名）：　　　　　　　　委托人身份证号：

委托人股东帐户：　　　　　　　　委托人持股数：

受托人（签名）：　　　　　　　　受托人身份证号：

委托权限：

委托日期：

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2006年1月24 日

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完

香港， 二零零六年一月二十四日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的業績預告公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2006-008

大冶特殊钢股份有限公司业绩预告修正公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

一、预计的本期业绩情况：

1、业绩预告期间：2005 年 1 月 1 日至 2005 年 12 月 31 日

2、业绩预告情况：同向大幅上升

预计 2005 年度累计净利润将比上年度有大幅增长，增幅在 200% 左右。

3、业绩预告未经过注册会计师预审计。

二、上年同期业绩

1、净利润：27,014,555 元

2、每股收益：0.06 元

三、与已经披露的业绩预告内容的差异

1、已经披露的关于本期业绩预告见：公司 2005 年第三季度报告

2、已经披露的业绩预告为：预计 2005 年度累计净利润将比上年度增长 50%以上。

3、造成上述差异的原因为：虽然进入四季度初的钢铁市场下滑，但后来的形势发展却没有期初的严峻，加上公司努力适应市场需求，走品种质量效益型发展道路，增加高附加值产品、大力推进新工艺、新技术应用已经产生了效益，降低了成本和节约了费用，加大了效益的增长幅度。

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2006 年 1 月 24 日

****

完

香港， 二零零六年一月二十四日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的股權分置改革方案的實施公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　**证券简称：**大冶特钢　　**公告编号：**2006-009

大冶特殊钢股份有限公司
股权分置改革方案的实施公告

本公司及董事会全体成员保证公告内容真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

重要提示

1. 本公司的第一大股东－湖北新冶钢有限公司（以下简称“新冶钢”）承诺赋予流通股股东一项认沽权利：在 2007 年 2 月 6 日（即改革方案实施之日起第十二个月的最后一个交易日）当日交易结束后登记在册的本公司全体股东，有权将其持有的全部无限售条件的流通股（合计不超过

167,040,000股），在2007年2月7日至2007年3月8日（合计三十日）期间内的任何一个交易日内，以每股3.80元（以下如无特别指出，货币单位均指人民币）的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。具体实施办法将于2007年2月6日之前的一个月内另行公告。

2. 2006年2月6日为本公司实施股权分置改革方案的股份变更登记日。
3. 自2006年2月7日起，本公司原非流通股股东持有的非流通股份获得上市流通权，股份性质变更为有限售条件的流通股；本公司股票简称由“大冶特钢”变更为“G冶特钢”，股票代码不变，仍为“000708”。
4. 2006年2月7日，本公司股票恢复交易，在该日内，不计算除权参考价、不设涨跌幅限制、不纳入指数计算。
5. 2006年2月8日起，本公司股票交易设涨跌幅限制，并以前一交易日为基期，纳入指数计算。

一、 改革方案通过情况

本公司股权分置改革方案已经2006年1月12日召开的股权分置改革相关股东会议表决通过。表决结果已于2006年1月13日公告。

二、 改革方案基本内容

由新冶钢向全体流通股股东作出对价安排，其他非流通股股东不安排对价，也不就其持有的非流通股获得对价。改革方案实施之日起，全体非流通股股东持有的非流通股获得上市流通权。

1. **对价安排：赋予流通股股东认沽权利**

新冶钢承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在之后三十日内的任何一个交易日内，以每股3.80元的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。具体实施办法将于2007年2月6日之前的一个月内另行公告。

2. **追加对价安排：现金追送**

自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于3亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之后，向全体无限售条件的股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有1股获得0.053元。按照目前的股本结构，上述追加对价安排的总额约为一千万元。具体实施办法届时将另行公告。

3. **非流通股股东的承诺事项**

除法定承诺以及关于对价安排（包括追加对价安排）的承诺外，非流通股股东作出如下特别承诺。

（1） 为原关联方经营性欠款提供担保

新冶钢曾承诺于股权分置改革相关股东会议的股权登记日之前彻底解决本公司的关联方（包括原关联方）经营性资金占用问题，即积极敦促本公司的原关联方—冶钢集团170无缝钢管有限公司和冶钢集团无缝钢管有限公司尽快偿还两者所欠本公司合计18,887.77万元的债务，并为该等债务提供不可撤销的连带责任保证。这一承诺已按期实现。本公司已于2006年1月10日对此事项予以公告。

（2） 延长限售期

本公司的11家非流通股东作出了高于法定最低限售期的承诺。具体如下表所示：

股东名称	持股比例（%）	承诺的限售期
湖北新冶钢有限公司	29.95	36 个月
中信泰富（中国）投资有限公司	28.18	36 个月
东风汽车公司	1.78	18 个月
襄阳汽车轴承股份有限公司	0.76	24 个月
湖北正智资产管理有限公司	0.51	18 个月
中国一拖集团有限公司	0.51	18 个月
中国北车集团北京南口机车车辆机械厂	0.25	24 个月
无锡市宏裕百货商店	0.19	15 个月
上海宏成物业有限公司	0.07	24 个月
北内集团总公司	0.06	18 个月
无锡市国联投资管理咨询有限公司	0.04	24 个月
合计	**62.30**	

三、 改革方案实施进程

日期	事项
2006 年 1 月 25 日	刊登股权分置改革方案的实施公告
2006 年 2 月 6 日	股份变更登记日
2006 年 2 月 7 日	复牌日，公司股票恢复交易，该日内，公司股票不计算除权参考价、不设涨跌幅限制、不纳入指数计算 自该日起，股票简称由“大冶特钢”变更为“G 冶特钢”,原非流通股股东持有的非流通股份获得上市流通权，股份性质变更为有限售条件的流通股
2006 年 2 月 8 日	公司股票交易开始设涨跌幅限制，并以前一交易日为基期纳入指数计算

四、 股票简称的变更

自 2006 年 2 月 7 日起，公司股票简称由“大冶特钢”变更为“G 冶特钢”，股票代码不变，仍为“000708”。

五、 对价安排实施办法

1. 认沽权利

（1） 在 2007 年 2 月 6 日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过 167,040,000 股），在 2007 年 2 月 7 日至 2007 年 3 月 8 日（合计三十日）期间内的任何一个交易日内，以每股 3.80 元的价格出售给新冶钢。具体实施办法将于 2007 年 2 月 6 日之前的一个月内另行公告。

（2） 在承诺有效期内，如遇本公司派息、送股和转增股本的情形，上述承诺价格（即：3.80元/股）将按以下公式进行调整：

派息： P1=P-D；

送股或转增股本： P1=P/(1+N)；

送股或转增股本并同时派息： P1=(P-D)/(1+N)

P为承诺价格，P1为调整后的价格，D为每股派息（含税），N为送股率或转增率。

（3） 新冶钢已在证券监管部门指定的银行帐户内存入 126,950,400 元的资金作为履约保证金，并申请冻结至承诺有效期届满之日后。该笔资金的金额相当于全部履行认沽权义务所需资金的 20%（167,040,000 × 3.80 × 20%=126,950,400）。此外，新冶钢已获得经证券监管部门认可的商业银行对新冶钢全部履行认沽权义务所需资金的 80%的不可撤销的连带责任担保。本公司已于 2006 年 1 月 10 日对此事项予以公告。

2. 现金追送

（1） 根据新冶钢关于追加对价安排的承诺，2009 年 2 月 7 日（即改革方案实施期满三年后的第一日）之日起的五个工作日内，本公司将对新冶钢履行上述承诺的情况予以核实并公告。

（2） 如果新冶钢未能完全履行该承诺，其将于上述公告之日起的五个工作日内向除新冶钢和中信投资之外的其他全体股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有 1 股获得 0.053 元。新冶钢将委托证券登记结算机构安排上述追加对价，具体实施方法届时另行公告。

六、 改革方案实施后股份结构的变动

	股份数量 -股	**占总股本比例 -%**
改革方案实施前		
非流通股	282,368,480	62.83
流通股	167,040,000	37.17
总股本	**449,408,480**	**100.00**
改革方案实施后		
流通股	449,408,480	100.00
其中：有限售条件的流通股	282,368,480	62.83
无限售条件的流通股	167,040,000	37.17
总股本	**449,408,480**	**100.00**

七、 有限售条件股份可上市流通时间表

股东名称	**持股数量 -万股**	**持股比例 -%**	**可上市流通起始日**
湖北新冶钢有限公司	13,462.000	29.95	2009-02-07
中信泰富（中国）投资有限公司	12,661.848	28.18	2009-02-07
东风汽车公司	798.000	1.78	2007-08-07
襄阳汽车轴承股份有限公司	342.000	0.76	2008-02-07
湖北正智资产管理有限公司	228.000	0.51	2007-08-07
中国一拖集团有限公司	228.000	0.51	2007-08-07
湖北华乐投资有限公司	130.000	0.29	2007-02-07
中国北车集团北京南口机车车辆机械厂	114.000	0.25	2008-02-07
武汉石化石油液化气公司	114.000	0.25	2007-02-07
无锡市宏裕百货商店	84.000	0.19	2007-05-07
上海宏成物业有限公司	30.000	0.07	2008-02-07
北内集团总公司	27.000	0.06	2007-08-07
无锡市国联投资管理咨询有限公司	18.000	0.04	2008-02-07
合计	**28,236.848**	**62.83**	

八、 改革方案实施前后公司财务指标的变化

公司的财务指标不会因改革方案的实施而发生变化。

九、 联系方式

联系地址：湖北省黄石市黄石大道
邮政编码：435001
联系电话：0714-6293836
传真：0714-6296570
联系人：王平国、彭百条

十、 备查文件

1. 大冶特殊钢股份有限公司股权分置改革相关股东会议表决结果公告
2. 得伟君尚律师事务所关于大冶特殊钢股份有限公司股权分置改革相关股东会议法律意见书
3. 大冶特殊钢股份有限公司股权分置改革说明书（修订稿）

大冶特殊钢股份有限公司
董事会

2006 年 1 月 24 日

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完

香港， 二零零六年一月二十四日